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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

		(restated – note 3)		(restated – note 3)
Revenues and Other Income

Operating revenues, net of royalties (note 4)	10 327	7 231	19 134	15 018

Other income (note 5)	101	16	44	41

	10 428	7 247	19 178	15 059

Expenses

Purchases of crude oil and products	4 056	2 995	6 903	5 473

Operating, selling and general	2 612	2 224	5 232	4 516

Transportation	335	248	609	517

Depreciation, depletion, amortization and impairment	1 391	1 410	2 815	2 832

Exploration	19	13	51	65

Gain on disposal of assets (notes 13, 14 and 18)	(4)	(2)	(167)	(550)

Financing expenses (income) (note 7)	543	(184)	1 105	(148)

	8 952	6 704	16 548	12 705

Earnings before Income Taxes	1 476	543	2 630	2 354

Income Tax Expense (Recovery)

Current	413	120	749	591

Deferred	91	(12)	120	(24)

	504	108	869	567

Net Earnings	972	435	1 761	1 787

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	36	(78)	165	(106)

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	129	(28)	119	1

Other Comprehensive Income (Loss)	165	(106)	284	(105)

Total Comprehensive Income	1 137	329	2 045	1 682

Per Common Share (dollars) (note 9)

Net earnings — basic	0.60	0.26	1.08	1.07

Net earnings — diluted	0.59	0.26	1.07	1.07

Cash dividends	0.36	0.32	0.72	0.64

See accompanying notes to the interim consolidated financial statements.
2018 SECOND QUARTER Suncor Energy Inc. 43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2018	December 31 2017

Assets

Current assets

Cash and cash equivalents	1 983	2 672

Accounts receivable	4 391	3 281

Inventories	3 987	3 468

Income taxes receivable	336	156

Total current assets	10 697	9 577

Property, plant and equipment, net	74 968	73 493

Exploration and evaluation	2 245	2 052

Other assets (note 18)	1 318	1 211

Goodwill and other intangible assets	3 059	3 061

Deferred income taxes	147	100

Total assets	92 434	89 494

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	4 267	2 136

Current portion of long-term debt	344	71

Accounts payable and accrued liabilities	6 387	6 203

Current portion of provisions	653	722

Income taxes payable	300	425

Total current liabilities	11 951	9 557

Long-term debt	13 535	13 372

Other long-term liabilities (notes 11 and 15)	2 339	2 412

Provisions (note 12)	7 327	7 237

Deferred income taxes	11 739	11 533

Equity	45 543	45 383

Total liabilities and shareholders' equity	92 434	89 494

See accompanying notes to the interim consolidated financial statements.
44 2018 SECOND QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

Operating Activities

Net Earnings	972	435	1 761	1 787

Adjustments for:

Depreciation, depletion, amortization and impairment	1 391	1 410	2 815	2 832

Deferred income tax expense (recovery)	91	(12)	120	(24)

Accretion	67	61	132	122

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	245	(295)	618	(404)

Change in fair value of financial instruments and trading inventory	13	57	(38)	67

Gain on disposal of assets (notes 13, 14 and 18)	(4)	(2)	(167)	(422)

Loss on extinguishment of long-term debt (note 7)	—	25	—	25

Share-based compensation	157	26	(67)	(224)

Exploration	—	—	—	41

Settlement of decommissioning and restoration liabilities	(90)	(69)	(259)	(189)

Other	20	(9)	111	40

(Increase) decrease in non-cash working capital	(416)	44	(1 856)	(352)

Cash flow provided by operating activities	2 446	1 671	3 170	3 299

Investing Activities

Capital and exploration expenditures	(1 762)	(1 855)	(3 053)	(3 235)

Acquisitions (notes 16, 17 and 18)	(123)	—	(1 191)	—

Proceeds from disposal of assets (notes 13 and 14)	4	81	4	1 477

Other investments (note 18)	(27)	1	(84)	1

Decrease in non-cash working capital	145	98	388	37

Cash flow used in investing activities	(1 763)	(1 675)	(3 936)	(1 720)

Financing Activities

Net change in short-term debt	234	1 338	1 979	827

Net change in long-term debt	(18)	(1 740)	(35)	(1 754)

Issuance of common shares under share option plans	187	32	256	76

Purchase of common shares (note 10)	(609)	(296)	(998)	(296)

Distribution relating to non-controlling interest	(2)	—	(2)	—

Dividends paid on common shares	(587)	(533)	(1 177)	(1 067)

Cash flow (used in) provided by financing activities	(795)	(1 199)	23	(2 214)

Decrease in Cash and Cash Equivalents	(112)	(1 203)	(743)	(635)

Effect of foreign exchange on cash and cash equivalents	12	(22)	54	(29)

Cash and cash equivalents at beginning of year	2 083	3 577	2 672	3 016

Cash and Cash Equivalents at End of Period	1 983	2 352	1 983	2 352

Supplementary Cash Flow Information

Interest paid	306	383	413	498

Income taxes paid	47	(2)	664	119

See accompanying notes to the interim consolidated financial statements.
2018 SECOND QUARTER Suncor Energy Inc. 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2016	26 942	588	1 007	16 093	44 630	1 667 914

Net earnings	—	—	—	1 787	1 787	—

Foreign currency translation adjustment	—	—	(106)	—	(106)	—

Actuarial gain on employee retirement benefit plans, net of income taxes	—	—	—	1	1	—

Total comprehensive (loss) income	—	—	(106)	1 788	1 682	—

Issued under share option plans	97	(21)	—	—	76	2 183

Purchase of common shares for cancellation (note 10)	(117)	—	—	(179)	(296)	(7 221)

Change in liability for share purchase commitment	(72)	—	—	(99)	(171)	—

Share-based compensation	—	33	—	—	33	—

Dividends paid on common shares	—	—	—	(1 067)	(1 067)	—

At June 30, 2017	26 850	600	901	16 536	44 887	1 662 876

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	1 761	1 761	—

Foreign currency translation adjustment	—	—	165	—	165	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $44	—	—	—	119	119	—

Total comprehensive income	—	—	165	1 880	2 045	—

Issued under share option plans	321	(66)	—		255	7 098

Purchase of common shares for cancellation (note 10)	(337)	—	—	(661)	(998)	(20 859)

Change in liability for share purchase commitment (note 10)	15	—	—	(10)	5	—

Share-based compensation	—	30	—	—	30	—

Dividends paid on common shares	—	—	—	(1 177)	(1 177)	—

At June 30, 2018	26 605	531	974	17 433	45 543	1 627 222

See accompanying notes to the interim consolidated financial statements.
46 2018 SECOND QUARTER Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2017 and for the adoption of the new accounting pronouncements described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2017.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

Impact of the application of IFRS 9

Effective January 1, 2018, the company adopted IFRS 9 Financial Instruments (IFRS 9) which replaces the multiple classification and measurement models for financial assets under IAS 39 Financial Instruments (IAS 39) with a new model that has two measurement categories: amortized cost and fair value through profit or loss (FVTPL). This determination is made at initial recognition. For financial liabilities, the new standard retains most of the IAS 39 requirements; however, the main change arises in cases where the company chooses to designate a financial liability as FVTPL. In these situations, the portion of the fair value change related to the company's own credit risk is recognized in other comprehensive income rather than net earnings. As a result of adopting IFRS 9, the company's financial assets classified as loans and receivables at December 31, 2017 have been reclassified to financial assets at amortized cost; however, there is no impact to the measurement of these financial assets. There were no changes to the classifications of the company's financial liabilities. The classification and measurement guidance was adopted retrospectively in accordance with the transitional provisions of IFRS 9.

The company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the company's risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics. The company does not apply hedge accounting to any of its derivative instruments at this time.

After adoption of IFRS 9, the company's accounting policies are substantially the same as at December 31, 2017 and there is no impact on net earnings, except for the change in financial asset categories as discussed above.

2018 SECOND QUARTER Suncor Energy Inc. 47

Impact of the application of IFRS 15

On January 1, 2018, the company adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the retrospective method, which sets out guidelines for the recognition of revenue.

IFRS 15 replaces IAS 18 Revenue and presents a new single model for recognition of revenue from contracts with customers. The model features a contract-based five-step analysis of transactions to determine the nature of an entity's obligation to perform and whether, how much, and when revenue is recognized.

Under IFRS 15, the revenue from the sale of commodities and other operating revenue the company earns represent contractual arrangements with customers. The company recognizes revenue when title of the product is transferred to the buyer and collection is reasonably assured in accordance with specified contract terms. All operating revenue is generally earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customers.

The company has reviewed its sources of revenue and major contracts with customers using the guidance found in IFRS 15 and determined there are no material changes to the timing and measurement of the company's revenue in the reporting period, as compared to the provisions of the previous standard. In accordance with the new standard, the company assessed its principal versus agent requirements and the impact was a decrease in revenue, with a corresponding decrease to Operating, Selling and General expense and a decrease in transportation expense, resulting in no impact on the company's consolidated net earnings.

Adjustments to Consolidated Statements of Comprehensive Income

($ millions, decrease)	For the three months ended June 30 2017	For the six months ended June 30 2017

	IFRS 15
Revenues and Other Income

Operating revenues, net of royalties	(16)	(47)

Expenses

Operating, selling and general	(16)	(30)

Transportation	—	(17)

Net Earnings	—	—

Total Comprehensive Income	—	—

(b) Recently Announced Accounting Pronouncements Update

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which replaces the existing leasing standard IAS 17 Leases and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating. The company will adopt IFRS 16 on the effective date of January 1, 2019, and has selected the modified retrospective transition approach. Suncor has also elected to apply the optional exemptions for short-term and low-value leases. IFRS 16 is expected to materially increase the company's assets and liabilities, increase Depreciation, Depletion and Amortization expense, increase Financing Expense and reduce Operating, Selling and General, Purchases, and Transportation expense. Total expense over the life of the lease will remain the same. Cash payments associated with operating leases are currently presented within Operating Activities. Under IFRS 16, the cash flows will be allocated between Financing Activities for the repayment of the principal liability and Operating Activities for the financing expense portion. The overall impact to cash flow will remain unchanged.

The company is in the process of implementing a new information technology system that will automate accounting for identified leases and generate the necessary information for disclosure. Contract categorization and review progress is meeting project plan timelines. Where the contract meets the definition of a lease, the relevant data is extracted to enter into the leasing tool. New business processes and internal controls have been designed and are being implemented. Training and communication has commenced within the company for change management of adopting the new standard. The company will disclose additional information throughout the latter half of 2018 on the progress of the transition and has yet to quantify the impacts of this standard.

48 2018 SECOND QUARTER Suncor Energy Inc.

4. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

		(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)

Revenues and Other Income

Gross revenues	3 602	1 855	1 132	852	5 898	4 667	6	15	10 638	7 389

Intersegment revenues	578	680	—	—	12	19	(590)	(699)	—	—

Less: Royalties	(124)	(37)	(187)	(121)	—	—	—	—	(311)	(158)

Operating revenues, net of royalties	4 056	2 498	945	731	5 910	4 686	(584)	(684)	10 327	7 231

Other income (loss)	17	17	(2)	10	(14)	19	100	(30)	101	16

	4 073	2 515	943	741	5 896	4 705	(484)	(714)	10 428	7 247

Expenses

Purchases of crude oil and products	400	139	—	—	4 282	3 584	(626)	(728)	4 056	2 995

Operating, selling and general	1 848	1 575	113	111	478	448	173	90	2 612	2 224

Transportation	291	205	22	22	32	27	(10)	(6)	335	248

Depreciation, depletion, amortization and impairment	954	927	249	289	174	168	14	26	1 391	1 410

Exploration	4	4	15	9	—	—	—	—	19	13

Gain on disposal of assets	—	—	—	—	(4)	(2)	—	—	(4)	(2)

Financing expenses (income)	79	52	11	5	8	1	445	(242)	543	(184)

	3 576	2 902	410	436	4 970	4 226	(4)	(860)	8 952	6 704

Earnings (Loss) before Income Taxes	497	(387)	533	305	926	479	(480)	146	1 476	543

Income Tax Expense (Recovery)

Current	45	(37)	252	161	215	137	(99)	(141)	413	120

Deferred	84	(73)	(30)	(38)	26	(4)	11	103	91	(12)

	129	(110)	222	123	241	133	(88)	(38)	504	108

Net Earnings (Loss)	368	(277)	311	182	685	346	(392)	184	972	435

Capital and Exploration Expenditures	1 121	1 500	251	215	370	134	20	6	1 762	1 855

2018 SECOND QUARTER Suncor Energy Inc. 49

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

		(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)

Revenues and Other Income

Gross revenues	6 173	4 310	2 149	1 772	11 315	9 241	15	37	19 652	15 360

Intersegment revenues	1 606	1 548	—	—	21	25	(1 627)	(1 573)	—	—

Less: Royalties	(170)	(98)	(348)	(244)	—	—	—	—	(518)	(342)

Operating revenues, net of royalties	7 609	5 760	1 801	1 528	11 336	9 266	(1 612)	(1 536)	19 134	15 018

Other income (loss)	14	31	(54)	(23)	(21)	38	105	(5)	44	41

	7 623	5 791	1 747	1 505	11 315	9 304	(1 507)	(1 541)	19 178	15 059

Expenses

Purchases of crude oil and products	670	255	—	—	7 935	6 836	(1 702)	(1 618)	6 903	5 473

Operating, selling and general	3 720	3 128	223	212	958	951	331	225	5 232	4 516

Transportation	517	427	46	45	62	55	(16)	(10)	609	517

Depreciation, depletion, amortization and impairment	1 928	1 868	528	573	328	328	31	63	2 815	2 832

Exploration	27	6	24	59	—	—	—	—	51	65

Gain on disposal of assets	(1)	(1)	(162)	—	(4)	(452)	—	(97)	(167)	(550)

Financing expenses (income)	156	85	12	22	11	10	926	(265)	1 105	(148)

	7 017	5 768	671	911	9 290	7 728	(430)	(1 702)	16 548	12 705

Earnings (Loss) before Income Taxes	606	23	1 076	594	2 025	1 576	(1 077)	161	2 630	2 354

Income Tax Expense (Recovery)

Current	15	62	455	337	485	414	(206)	(222)	749	591

Deferred	141	(64)	(85)	(97)	49	(13)	15	150	120	(24)

	156	(2)	370	240	534	401	(191)	(72)	869	567

Net Earnings (Loss)	450	25	706	354	1 491	1 175	(886)	233	1 761	1 787

Capital and Exploration Expenditures	2 113	2 559	416	442	487	226	37	8	3 053	3 235

50 2018 SECOND QUARTER Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the three months ended June 30	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	2 919	—	2 919	2 158	—	2 158

Bitumen	1 261	—	1 261	377	—	377

	4 180	—	4 180	2 535	—	2 535

Exploration and Production

Crude oil and natural gas liquids	485	644	1 129	355	488	843

Natural gas	—	3	3	5	4	9

	485	647	1 132	360	492	852

Refining and Marketing

Gasoline	2 920	—	2 920	2 232	—	2 232

Distillate	2 234	—	2 234	1 740	—	1 740

Other	756	—	756	714	—	714

	5 910	—	5 910	4 686	—	4 686

Corporate, Energy Trading and Eliminations

	(584)	—	(584)	(684)	—	(684)

Total Revenue from Contracts with Customers	9 991	647	10 638	6 897	492	7 389

For the six months ended June 30	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	5 869	—	5 869	5 081	—	5 081

Bitumen	1 910	—	1 910	777	—	777

	7 779	—	7 779	5 858	—	5 858

Exploration and Production

Crude oil and natural gas liquids	966	1 173	2 139	735	1 019	1 754

Natural gas	3	7	10	8	10	18

	969	1 180	2 149	743	1 029	1 772

Refining and Marketing

Gasoline	5 308	—	5 308	4 203	—	4 203

Distillate	4 524	—	4 524	3 568	—	3 568

Other	1 504	—	1 504	1 495	—	1 495

	11 336	—	11 336	9 266	—	9 266

Corporate, Energy Trading and Eliminations

	(1 612)	—	(1 612)	(1 536)	—	(1 536)

Total Revenue from Contracts with Customers	18 472	1 180	19 652	14 331	1 029	15 360

2018 SECOND QUARTER Suncor Energy Inc. 51

5. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

Energy trading activities

Unrealized gains recognized in earnings during the period	35	1	21	20

Gains (losses) on inventory valuation	3	(6)	19	(43)

Risk management activities(1)	(44)	(22)	(69)	34

Investment and interest income	30	33	39	54

Change in value of pipeline commitments and other(2)	77	10	34	(24)

	101	16	44	41

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes $60 million of interest income related to prior period tax settlement recorded in the second quarter of 2018.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

Equity-settled plans	8	9	30	33

Cash-settled plans	152	18	241	92

	160	27	271	125

7. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

Interest on debt	234	234	443	486

Capitalized interest	(25)	(196)	(102)	(370)

Interest expense	209	38	341	116

Interest on partnership liability (note 15)	14	—	28	—

Interest on pension and other post-retirement benefits	15	15	29	30

Accretion	67	61	132	122

Foreign exchange loss (gain) on U.S. dollar denominated debt	245	(295)	618	(404)

Foreign exchange and other	(7)	(28)	(43)	(37)

Loss on extinguishment of long-term debt	—	87	—	87

Realized gain on foreign currency hedges	—	(62)	—	(62)

	543	(184)	1 105	(148)

52 2018 SECOND QUARTER Suncor Energy Inc.

During the second quarter of 2017, the company completed an early retirement of its US$1.250 billion (book value of $1.700 billion) long-term notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also realized gains of $62 million on foreign currency hedges resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

8. INCOME TAXES

In the fourth quarter of 2017, the U.S. government enacted a decrease in the federal corporate tax rate from 35% to 21% effective January 1, 2018. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $124 million recognized in the fourth quarter of 2017.

In the fourth quarter of 2017, the Government of British Columbia substantively enacted an increase to the provincial corporate income tax rate from 11% to 12%. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $18 million.

9. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017

Net earnings	972	435	1 761	1 787

Dilutive impact of accounting for awards as equity-settled(1)	—	—	—	(1)

Net earnings – diluted	972	435	1 761	1 786

(millions of common shares)

Weighted average number of common shares	1 633	1 668	1 636	1 668

Dilutive securities:

Effect of share options	8	4	7	4

Weighted average number of diluted common shares	1 641	1 672	1 643	1 672

(dollars per common share)

Basic earnings per share	0.60	0.26	1.08	1.07

Diluted earnings per share	0.59	0.26	1.07	1.07

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and six months ended June 30, 2017.

10. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a normal course issuer bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company was permitted to purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018.

On May 1, 2018, the company announced its intention to renew the 2017 NCIB (the 2018 NCIB) to continue to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company is permitted to purchase for cancellation up to approximately $2.15 billion worth of its common shares between May 4, 2018 and May 3, 2019.

2018 SECOND QUARTER Suncor Energy Inc. 53

During the second quarter of 2018, the company repurchased 11.9 million common shares under the 2018 NCIB at an average price of $51.33 per share, for a total repurchase cost of $609 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2018	2017	2018	2017

Share repurchase activities (thousands of common shares)

Shares repurchased	11 860	7 221	20 859	7 221

Amounts charged to

Share capital	192	117	337	117

Retained earnings	417	179	661	179

Share repurchase cost	609	296	998	296

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	June 30 2018	December 31 2017

Amounts charged to

Share capital	82	97

Retained earnings	190	180

Liability for share purchase commitment	272	277

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at June 30, 2018:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2017	(85)	(20)	(105)

Cash Settlements – paid during the year	9	57	66

Unrealized gains (losses) recognized in earnings during the year (note 5)	21	(69)	(48)

Fair value outstanding at June 30, 2018	(55)	(32)	(87)

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2018:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	26	179	—	205

Accounts payable	(134)	(158)	—	(292)

	(108)	21	—	(87)

During the second quarter of 2018, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

54 2018 SECOND QUARTER Suncor Energy Inc.

From time to time, the company uses forward-starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at June 30, 2018, the company had no outstanding forward-starting interest rate swaps.

From time to time, the company also uses foreign exchange forwards to mitigate its exposure to the effect of future foreign exchange movements on future debt issuances or settlements. As at June 30, 2018, the company had no outstanding foreign exchange forwards.

Non-Derivative Financial Instruments

At June 30, 2018, the carrying value of fixed-term debt accounted for under amortized cost was $12.6 billion (December 31, 2017 – $12.1 billion) and the fair value was $14.6 billion (December 31, 2017 – $14.7 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2017 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development (ETFD). The partnership liability is recorded at amortized cost using the effective interest method. At June 30, 2018, the carrying value of the partnership liability accounted for under amortized cost was $481 million (December 31, 2017 – $483 million), with interest on the partnership liability offsetting distributions in the period.

12. PROVISIONS

Suncor's decommissioning and restoration provision increased by $36 million for the six months ended June 30, 2018, with the increase mainly due to the acquisition of Mocal Energy Limited's (Mocal) 5% interest in Syncrude, partially offset by the disposal of the company's mineral landholdings in northeast British Columbia and settlement of related liabilities.

13. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

14. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

15. EAST TANK FARM DEVELOPMENT (ETFD) PARTNERSHIP

The ETFD consists of bitumen storage, blending and cooling facilities, and connectivity to third-party pipelines and began operations on July 14, 2017. ETFD is solely responsible for moving the product of the Fort Hills joint operation to market. On November 22, 2017, the company completed the previously announced disposition of a 49% ownership interest in the ETFD to the Fort McKay First Nation and the Mikisew Cree First Nation for gross proceeds of $503 million. Suncor retained a 51% ownership interest and remains as operator of the assets. The assets are held by a newly formed limited partnership, which has a non-discretionary obligation to distribute the variable monthly residual cash in ETFD to the partners. Therefore, the company has recorded a liability within Other Long-Term Liabilities to reflect the 49% non-controlling interest of the third parties. As a result, the company will continue to consolidate 100% of the results of the Partnership.

2018 SECOND QUARTER Suncor Energy Inc. 55

16. FORT HILLS

On December 21, 2017, the Fort Hills partners resolved their commercial dispute and reached an agreement in which Suncor acquired an additional 2.26% interest in the Fort Hills project for consideration of $308 million. Teck Resources Limited (Teck) also acquired an additional 0.89% interest in the project as a result of the agreement.

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest is an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd's. share decreasing to 24.58%. Working interests in the Fort Hills project may continue to be adjusted in accordance with the terms of the agreement.

17. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal for $923 million, subject to final closing adjustments. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018. Adjustments to estimates may be required.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $109 million to gross revenues and a $2 million net loss to consolidated net earnings from the acquisition date to June 30, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $19.72 billion and consolidated net earnings of $1.77 billion for the six months ended June 30, 2018.

18. OTHER TRANSACTIONS

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately

56 2018 SECOND QUARTER Suncor Energy Inc.

$70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

On March 23, 2018, Suncor completed an exchange of its northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam Energy Inc. (a private natural gas company). The investment was recorded at $277 million and is accounted for using the equity method of accounting. As a result of the asset transfer, Suncor recognized a gain of $162 million in the Exploration and Production segment after eliminating a portion of the gain against the investment value.

2018 SECOND QUARTER Suncor Energy Inc. 57

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EXHIBIT 99.3